WWA Group, Inc.

404 W. Powell Lane, Suite 303-304

Austin, texas 78753

October 7, 2011

Yolanda Guobadia

Staff Accountant

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:

WWA Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed April 15, 2011

Form 10-Q/A for Fiscal Quarter Ended June 30, 2011

Filed August 31, 2011

File No. 0-26927

Dear Ms. Guobadia:

Thank you for your comments dated September 29, 2011 to our submissions on Form 10-K and  Form 10-Q/A for WWA Group, Inc. filed on April 15, 2011 and August 31, 2011 respectively.

We write to confirm our request for up to an additional ten business days, or until October 21, 2011, to respond to your comments and to revise the affected submissions accordingly. Our request is predicated on the additional time required by our accountants to properly address many of the comments presented.

We thank you for your consideration and respectfully ask that in the event that our extension request is not acceptable that such position is communicated to us as soon as is practicable at the following address, telephone number and fax number:

Ruairidh Campbell

Orsa & Company

700 Lavaca Street, Suite 1400

Austin, Texas 78701

Telephone: (512) 462-3327

Facsimile: (512) 462-3328

Otherwise, we intend to respond to your comments as quickly as possible within the extended time frame requested herein.

Yours faithfully,

/s/ Eric Montandon

Eric Montanadon

Chief Executive Officer